CARESPLIT
2019 Report

Dear investors,

What a year. When we first started this journey of making childcare more accessible and affordable for parents, the world was a very different place. Since then, we launched a product, gained traction, brought on another co-founder and advisors - and then a pandemic hit. Of course, we were extremely disappointed to see our work paused. We even launched a temporary tool for parents that were stuck homeschooling their kids due to school closures.

The workplace also changed forever because of remote tools like Zoom. In tech, we've always worked this way but now the rest of the world gets a taste of it. If the world is suddenly moving to flexible work, there will need to be new systems in place to support these new patterns. We think we're placed perfectly to do that by working directly with businesses themselves to offer flexible childcare to their employees or customers. We also think it's crucial that people have access to affordable childcare during a time of economic uncertainty.

So yes, that means we've gone B2B for however long it takes to get people back to work post COVID-19. Our mission remains the same - to build a community of millions of moms that help raise each others kids. The path to getting there is what's changed. Nobody could have predicted a global pandemic in our company's first year in business, but that's the amazing thing about startups - we can change and shift according to the unexpected.

Thank you so much for your support so far. We're able to jump into this next challenge because of your investment a year ago. We've got big plans that will help a lot of people if realized and we couldn't do it without you.

Hope you are all staying safe and healthy!
Arielle

We need your help!

We're pivoting our model to work in a post-COVID-19 workforce. As social distancing restrictions lift, many parents will start being asked to come back into their place of work, perhaps in rotations or other flexible scheduling to fight the spread of Coronavirus.

Meanwhile, daycares and summer camps are at reduced capacity or have closed altogether because of financial difficulty. If parents can't access childcare, the world cannot safely and equitably "re-open".

Investors can help introduce us to companies whose employees want to get back to work and need affordable and reliable childcare to do so. We will work with those companies on a solution that works for their specific workforce, designed with flexible work patterns in mind.

We're also raising a private angel round of funding that will go directly towards our COVID-19 response to be immediately deployed for 6 months as the country goes back to work.

Sincerely,

Arielle McKenzie

Founder

Our Mission

My goal is to create a community of millions of moms helping each other raise each other's young children- the modern village. I want our in-app credit system to eventually become a currency that parents can redeem outside of the app for things like diapers, toys & formula in order to lower the cost of raising a child in as many ways as we can. In 5 years, I want to have facilitated over 10 million hours of care with operations in every major city in the US, the UK, Canada and Australia.

See our full profile

How did we do this year?

Report Card

B+

The Good

We built a product from scratch - a live MVP with users

We learned a lot about the marketplace economics of our company through deep user research

We recruited many people and resources to our cause, including partnerships and future employees

The Bad

Just as we were securing partnerships and traction, COVID-19 hit. Our users stopped using the platform due to health and safety

We had no idea the world would change so quickly, but we're optimistic now that we're on track to be able to help post-pandemic.

True MVP's skimp on design/branding. However, this is childcare- we should have invested more in our brand upfront to increase trust.

2019 At a Glance

March 6 to December 31

$0
Revenue

$0
Net Profit

$0
Short Term Debt

$25,467
Raised in 2017

$12,155
Cash on Hand

We ❤ Our 67 Investors

Thank You For Believing In Us

Ted Ooyevaar
Emily Garber
Fuad A Mohamed
Arielle McKenzie
Ken Madden
Alicia Larkey
Walter Rowntree
Mike T
John Crowell
Paul Drechsler
Pedro Leonardo
Francis Erdman
Renee Lisette
Josue Flores
Balakrishnen Varadarajan
Sam Mugford
Prodromos Lazarou
Lenna Harris
Jose Echaniz
Bryan Jendretzke
Alexander Clarence McInt...
Meghan McClelland
Ben Fisher
Liz Garard
Kunal Patel
John Desmarchais
David Troxell
Jessica Kristine
Mary TYNAN
Amanda Dunn
David J Geaney
Cedric Richard
Stephanie King
Dion Lancia
Mondell G. Crosby
Albertina Hill
Franklin E. Powers, Jr.
Eufred Houndegla
Alexander Schledewits
Teresa Lohman
Taran Jeet Bedi
Wardell Carter
Sarah Borrud
Felicia Kashevaroff
Paul Varkey
Molly Hughes
Bil Corry
Shuzhi Yu
Mark Kreisberg
David Meyers
Salina Shah
Oxana Colibnic
Dirk J Richardson
Omar Jame Hudson
Eric Wilson
Greg Lysko
Kyle Miller
Tara Trupp
Celio Vasquez
Patrick O'Brien Boling
Eduard Abramov
Hoa Huynh
Anthony Dubose
James Newton
Katie Nepton
Beverly Jenkins
German Ruiz

Thank You!

From the Caresplit Team



Arielle McKenzie
Founder

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Arielle McKenzie	CEO @ Caresplit, Inc	2019

Officers

OFFICER	TITLE	JOINED
Arielle McKenzie	CEO	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kate Williams	45 Common stock	45.0%
Arielle McKenzie	55 Common stock	55.0%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	2,000,000

Risks

Our future success depends on the efforts of a team that still needs to be built out. Currently, Arielle McKenzie is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect our business, financial condition, and operating results.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company relies on third party technology vendors such as Stripe, Amazon Web Services, Google & Heroku. Any interruption in the availability of these services such as these could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. If any of these service providers should fail or change their offerings significantly, that would adversely affect our business.

Due to the importance of network effects to grow the business, many resources will be dedicated to rapid and continuous user base growth. As we grow this customer base and scale to thousands of users, our website's infrastructure as it relates to storage space, bandwidth, processing ability, speed and other factors may begin to deteriorate or fail completely. This may result in deteriorating user experience, system failures or system outages for continued periods of time. If we are unable to resolve any technical glitch, our business and financial conditions could suffer.

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from users paying a subscription fee to the platform platform. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. There is risk associated with the accuracy of financial projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics.

Our platform depends on users being both supply and demand sides of the platforms. Simply, users must be willing to host as much as they book in the early days of the company for the network to sustain itself. It is unclear if and how the users will interact with the platform and how often. Acquiring new users and educating them on how to best use use the platform will be a key metric that if slows, could have an adverse effect on the business to continue operating.

Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The Company may not be profitable for many years as most of its revenue and investment capital will be dedicated to growth. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We have no significant assets or financial resources, so the failure to raise sufficient operating capital could put your investment dollars at significant risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer. 100% security cannot be guaranteed even after taking every security precaution possible. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

We may be subject to future governmental regulations around childcare and the gig economy in general. Aspects of our business may be regulated at the local, state, and federal levels. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits. If our products become subject new government regulation, our ability to profitably manufacture and market our energy shots may be severely impaired.

Working in the childcare space means users need the highest level of trust in the platform and most importantly the other users that will be providing childcare. The Company will exhaust all options when vetting users for security but there is no way to guarantee that each user will be a bonafide caregiver. The Company doesn't provide a service as the platform connects users to each other to organize their own care, but safety risks still remain. If users aren't happy with the quality of care they receive or if an accident occurs with their child, the company's reputation could be damaged and the ability to sustain and grow could be difficult.

Our success is also dependent on our product innovation and creating technology that users rapidly adopt. We may need to quickly and successfully develop and introduce new features to our products in a competitive, demanding and rapidly changing environment. This can be costly and failure to reach product market fit quick enough could harm the company.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock. As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock, Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations; the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities; our results of operations, financial position and capital resources; current business conditions and projections; the marketability or lack thereof of the securities; the hiring of key personnel and the experience of our management; the introduction of new products; the risk inherent in the development and expansion of our products; our stage of development and material risks related to our business; the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business; industry trends and competitive environment; trends in consumer spending, including consumer confidence; overall economic indicators, including gross domestic product, employment, inflation and interest rates; and the general economic outlook. We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Caresplit, Inc

- Delaware Corporation
- Organized March 2019
- 2 employees

36241 N. Pima Road
Carefree AZ 85377

http://www.caresplit.com

Business Description

Refer to the Caresplit profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Caresplit is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/caresplit/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*